                                                                 EXHIBIT 99.2



                                                               [U S F + G  LOGO]


                                                              Executive


                              December 18, 1994



Mr. Kenneth R. Rosen
30 Church Street
Chagrin Falls, Ohio 44022


Dear Ken:

        It provides me with great pleasure to invite you to join the management team of United States Fidelity and Guaranty Company ("USF&G") as Chairman and Senior Executive Officer of Victoria Financial Corporation, the successor company in the proposed merger between Victoria Financial Corporation and Queensland, Inc. (such successor company is hereinafter referred to as the "Company"). The business you have helped build and the leadership you have demonstrated will play critical roles in fulfilling USF&G's strategies moving forward. The title of Chairman and the position of Senior Executive Officer will become effective upon the effective date (the "Effective Date") of the proposed merger between Victoria Financial Corporation and Queensland, Inc. (the "Merger"), subject to the successful completion of the Merger.

       TERM AND DUTIES

        This agreement will extend for a period of four years from the Effective Date. During the first one and one-half years of this agreement after the Effective Date (the "Employment Period"), you will serve as Senior Executive Officer of the Company. As part of your duties, you will be expected, among other things, to play a critical role in the Company's transition into the USF&G insurance group, develop business strategies for the Company, identify potential synergies between USF&G and the Company, assist in the distribution of the Company's products through USF&G's agents, and provide tactical advice relating to new market entry opportunities for the Company and USF&G. In performing these functions, you will report directly to Jim Lewis, Senior Vice President of Personal Lines for USF&G. In addition, you will be expected to support USF&G's business development efforts as directed by Andy Stern, Senior Vice President of Strategic Planning, Corporate Marketing and Corporate Communications. In this capacity you will explore and investigate new business ventures and projects on behalf of



                                     United States Fidelity and Guaranty Company
                                     100 Light Street
                                     Baltimore, MD 21202
                                     Tel 410.547.3000

                                     US Mail
                                     PO Box 1138
                                     Baltimore, MD 21203-1138

Mr. Kenneth R. Rosen
December 18, 1994
Page 2


USF&G. Any business ventures or opportunities which you identify as appropriate for USF&G will be presented to USF&G with a view toward and with a right by USF&G (but with no obligation whatsoever) to make investments. It is expected that in the first portion of the Employment Period most of your duties will be focused on assisting in the transition of the Company; as that transition progresses successfully, your attention increasingly will be devoted to the business development aspects of your role. During the Employment Period, you may not accept employment from any other person or entity, although you may engage in other business ventures (including ventures declined by USF&G) which do not unreasonably interfere with your duties as Senior Executive Officer and which are not in violation of our agreement regarding non-competition.

        During the last two and one-half years of this agreement (the "Consulting Period"), you will serve as a consultant to the Company, providing such services as the Company may reasonably request, and as to which you may reasonably agree, related to the non-standard automobile insurance business and other business opportunities; provided that you will not be required to provide services that would unreasonably interfere with your regular employment or other ventures and you will not be required to provide services for more than two days in any week and no more than three weeks in any calendar quarter. In this capacity, you will be expected to play an advisory role in the general business areas described above and in such other areas related to non-standard automobile insurance as USF&G or the Company may reasonably request. During this period, you will not be precluded from accepting employment with another person or entity, provided such employment is not in violation of our agreement regarding non-competition.

        During the term of this agreement, you will remain as Chairman of the Board of the Company at the discretion of USF&G. However, your removal from that title will not reduce your responsibilities under this agreement and will not affect your compensation.

       COMPENSATION AND BENEFITS

        During the first twelve months of the Employment Period, you will be paid $850,000, payable in bi-weekly installments. During the last six months of the Employment Period, you will be paid $450,000, payable in bi-weekly installments.

        During the first eighteen months of the Consulting Period, you will be paid $525,000, payable in bi-weekly installments. During the last twelve months of the Consulting Period, you will be paid $275,000, payable in bi-weekly installments.

Mr. Kenneth R. Rosen
December 18, 1994
Page 3



        You will be provided with the following benefits during the Employment
Period:

        (1) You will participate in the Company's pension and welfare benefit plans on the same basis as other employees;

        (2)   You will be entitled to a total of nine weeks of paid vacation;

        (3) You will be provided with the same fringe benefits currently provided to you by Victoria Financial Corporation, including, without limitation, those listed on Schedule I hereto, as well as any benefits provided to employees of Victoria Financial Corporation generally;

        (4) You will be provided with an office suitable to your position as Senior Executive Officer and other support, including secretarial, as is required or appropriate for you to fulfill your responsibilities hereunder; and

        (5) You will be reimbursed for reasonable business-related expenses in accordance with and subject to Company policy.

        In addition, upon termination of the Employment Period:

        (1) You will be entitled to assume the Company's lease on your Company car;

        (2) You will have the right to purchase at cash surrender value (or assume the rights and premium obligations under) the Company's Key Man insurance policy and any additional life or disability insurance policies held for you, subject to the terms of such policies; and

        (3) The Company will cover the reasonable expenses of moving your computers, office furniture, art work and antiques from your current office and the area immediately outside your current office to your home or other designated location within the Cleveland area.

        TERMINATION

        In the event that the Company terminates your employment or consulting relationship without Cause, or if you terminate your employment or consulting relationship for Good Reason, you will be paid immediately upon such termination the full balance of your compensation remaining under this agreement, in a single-lump sum, without a present value discount. For purposes of this Agreement:

Mr. Kenneth R. Rosen
December 18, 1994
Page 4


      (1) "Cause" means (i) your conviction of a felony involving moral turpitude, or (ii) your deliberate and continued gross misconduct (continuing after notice thereof by the Company) resulting in material damage to the business of the Company or USF&G. For purposes of this definition, an act, or failure to act, will be considered "deliberate" only if done by you in bad faith and without a reasonable belief that your conduct was in the best interests of the Company and USF&G;

      (2) "Good Reason" means (i) during the Employment Period, actions by USF&G or the Company which, without your consent, unreasonably increase the amount of work or travel time required of you above what your current position requires, or require you to relocate your principal place of business to a place more than 25 miles from Mayfield Heights, Ohio, and (ii) during the Consulting Period, actions by USF&G or the Company requiring you to perform services which unreasonably interfere with your conduct of other business activities permitted hereunder; provided, in each case, that you have first given written notice to USF&G or the Company specifying such actions in reasonable detail, and such actions are not cured promptly. "Good Reason" will not include any exercise by USF&G of its right to determine the composition of the Company's Board of Directors.

      In the event that the Company terminates your employment or consulting relationship for Cause, or you terminate your employment or consulting relationship without Good Reason, you will not be entitled to any compensation after the date of such termination.

      In the event that you die during the Employment Period or the Consulting Period, your estate or other designated beneficiary will receive as a death benefit the remaining payments due to you under this agreement. If these benefits are funded through an insurance policy, the premiums for which are taxable to you, you will be grossed-up for the tax on such premiums.

      NON-COMPETITION

      (1) For a period of three years after the Effective Date (the "Non-Competition Period"), you will not, directly or indirectly, whether as an employee, consultant, independent contractor, partner, joint venturer or otherwise, (i) engage in the business of underwriting non-standard automobile insurance; (ii) solicit or induce, or in any manner attempt to solicit or induce, any person employed by, or as agent of, the Company to terminate such person's employment or agency, as the case may be, with the Company; or (iii) divert, or attempt to divert, any person, concern, or entity from doing business with the Company (except that this clause (iii) will not be construed to prohibit you from

Mr. Kenneth R. Rosen
December 18, 1994
Page 5


appointing or doing business with, other than non-standard automobile insurance business, agents who are also doing business with the Company). This covenant will not preclude you from (i) being associated in any way with a company which underwrites non-standard automobile insurance but not as its primary business, so long as you have no involvement in the underwriting of non-standard automobile insurance of such company, or (ii) owning solely as a passive investor not more than a five percent equity interest in any company, or owning any interest in a Company for which non-standard insurance is an incidental or insignificant part of its total business.

        (2) You will at all times during and after this agreement keep in confidence all confidential or proprietary information of the Company (or its predecessor) or USF&G which you have acquired while an employee or consultant of the Company (or its predecessor) or USF&G.

        (3) You acknowledge that a remedy at law for any breach or threatened breach by you of the provisions of the preceding two paragraphs would be inadequate. You therefore agree that USF&G and the Company will be entitled to injunctive relief in addition to any other available rights and remedies in case of any such breach or threatened breach; provided, however, that nothing contained herein shall be construed as prohibiting USF&G or the Company from pursuing any other remedies available for any such breach or threatened breach.

         OTHER MATTERS

        Effective as of the Merger, this agreement will replace in all respects your existing employment agreement with Victoria Financial Corporation. You will not be entitled to any further compensation, benefits or other amounts under that agreement.

        USF&G will cause the Company to assign to you on the Effective Date its rights to the Insurance Guild trademark. You and the Company will share any research developed on the Insurance Guild as of the Effective Date.

        For purposes of this agreement, references to the Company include its subsidiaries.

        I trust you find these terms acceptable and would ask you to acknowledge your agreement by signing this letter in the space below.

        We have major challenges and opportunities ahead of us at the Company and USF&G. The acquisition of Victoria Financial Corporation represents a great step

Mr. Kenneth R. Rosen
December 18, 1994
Page 6


forward towards our vision for the future. I look forward to working with you and your colleagues as we build a truly great company.

                                    Regards,

                                    United States Fidelity and Guaranty Company



                                        /s/ Andrew A. Stern
                                    By:----------------------------------------
                                            Andrew A. Stern
                                    Name:--------------------------------------
                                            Sr. Vice President
                                    Title:-------------------------------------

ACCEPTED:

/s/ Kenneth R. Rosen
- -----------------------------
Kenneth R. Rosen

                                   SCHEDULE I
                                   ----------

Payment of car expenses and related tax gross-up for Lexus LS400 or similar model

Excess health plan payments - (deductible and co-payment)

Insurance premiums for $500,000 term life insurance, key man and disability policies

Reasonable car phone expenses

Reasonable estate and financial planning expenses













December 18, 1994 - 11:59am - JCD
CLE2 - 137266.2B - 04735\1